SC Distributors, LLC
Statement of Operations
Year Ended December 31, 2015

(dollars in,000s)

Revenues		
Selling commisions and distribution fees	$	50,964
Dealer manager fees		22,968
Reimbursable expense revenue		7,542
Servicing fees		1,223
Mangement fees		297
Total revenues		82,994
Expenses		
Broker-dealer commissions and distribution fees		50,964
Marketing fee expense		8,863
Reimbursable expense		7,542
Servicing fee expense		7,575
Salaries, commissions and benefits		8,915
Management fee expense		1,567
Travel and entertainment		1,121
Rent and facilities		733
General, administrative and other expenses		1,286
Total expenses		88,566
Net loss	$	(5,572)

The accompanying notes are an integral part of the financial statements.